September 16, 2009

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn:	Mr. Jorge Bonilla – Senior Staff Accountant
Division of Corporation Finance

Re:	ERP Operating Limited Partnership (the “OP” or “Operating Partnership”)
File No. 000-24920
Form 10-K for the year ended December 31, 2008

Dear Mr. Bonilla:

This letter is in response to the comment letter from the staff of the Division of Corporation Finance (the “Staff”) dated September 3, 2009 which responded to our letter of July 10, 2009 (the “July Letter”). Capitalized terms used herein and not defined shall have the same meaning as defined in the July Letter and, if not defined therein, in the Notes to Consolidated Financial Statements of the OP’s Annual Report on Form 10-K for the year ended December 31, 2008.

We have keyed our response below to the question of your letter of September 3, 2009:

1. We understand that Equity Residential (the REIT) is required to settle certain outstanding common units issued by the Operating Partnership (the OP) in registered shares of the REIT. Due to its inability to control settlement in registered shares, the REIT has assumed cash settlement for these units and presented them as a component of temporary equity when applying EITF Topic D-98 and 00-19. We also understand that you continue to believe that, despite the fact that the REIT is assuming cash settlement for these units, there is no such obligation on the part of the OP and seem to be viewing these entities as distinct entities for purposes of this analysis, even though they are being considered as a single group when evaluating the redemption right held by the REIT in maintaining the 1:1 ratio of outstanding shares of common stock of the REIT to the outstanding common units of the OP.

With respect to the units for which cash settlement is assumed at the REIT level after evaluating EITF 00-19, we would object to the presentation of these units in the permanent equity of the OP. Please revise accordingly or tell us how you intend to correct this error. Your response should also provide any relevant materiality analysis. Reference is made to SAB Topic 1M.

The OP proposes to make an adjustment to its balance sheet prospectively beginning with the third quarter of 2009 Form 10-Q. Comparative periods will be adjusted on a going forward basis as they arise. In evaluating this adjustment, the OP considered SAB Topic 1M and performed a detailed materiality analysis of making this change. Such analysis focused on both qualitative and quantitative factors. After its detailed analysis described herein, the OP concluded the adjustment was immaterial.

The OP considered the likelihood of whether a reasonable person would consider such an adjustment important or in any way material to an investment decision. Given the terms of

Mr. Jorge Bonilla

September 16, 2009

the OP agreement, the circumstances, the availability of Equity Residential’s (“EQR’s”) financial statements and the insignificant amount of the item, the OP has concluded that there is no reason to believe the judgment of a reasonable person relying on the OP’s periodic reports would have been changed or influenced by the adjustment. The entire body of information available to a reasonable investor has not been significantly altered by the adjustment.

A quantitative analysis (presented below) shows the adjustment to be numerically small and immaterial on its face. The OP considered factors that could render such a numerically small adjustment material and again concluded the proposed change to be immaterial. Such factors considered included the following:

•	The adjustment does not mask a change in earnings or other trends.

•	The adjustment does not alter any classification or amounts within the income statement, cash flows, total assets or total liabilities.

•

Key performance indicators of the OP such as Funds from Operations (“FFO”), Net Operating Income (“NOI”) and Earnings Per Share (“EPS”) are not changed and as a result the adjustment does not hide a failure to meet analysts’ expectations.

•	The adjustment does not affect the OP’s compliance with loan covenants or other contractual requirements.

•	The adjustment has no effect on management’s compensation.

•	The adjustment does not change a loss into income or vice versa.

•	The adjustment does not concern a segment or portion of the business that relates to the OP’s operations or profitability.

•	The adjustment does not affect the OP’s compliance with any regulatory requirements.

•	The adjustment does not involve concealment of an unlawful transaction.

Other factors considered by the OP included the following:

•

Facts and circumstances vary widely in this area throughout the REIT industry which has led to great divergence in practice. Thus, the adjustment will not necessarily result in a significant differentiation between industry competitors.

•	The OP considered that the requirement for the adjustment stems from a technical accounting assumption (redemption for cash) that does not exist as a legal reality or obligation.

•	The fact that neither the OP nor EQR can be forced to redeem these interests for cash.

•	In the 16 year history since EQR’s initial public offering, neither the OP nor EQR has ever redeemed any Limited Partner Units for cash.

The OP believes the authoritative accounting literature with respect to the adjustment lacks clarity and as such, reasonable accounting professionals may differ about the appropriate accounting treatment. The OP does not believe a failure to make this adjustment would render the financial statements inaccurate in reasonable detail.

Mr. Jorge Bonilla

September 16, 2009

Quantitative Analysis of Materiality

ERP Operating Limited Partnership

Consolidated Balance Sheets

(Amounts in Thousands)

	June 30, 2009	March 31, 2009	December 31, 2008	December 31, 2007*

Total permanent capital as reported	$5,264,702	$5,300,511	$5,333,099	$5,451,140

Total permanent capital as if restated at cost	$5,119,349	$5,154,344	$5,176,949	$5,279,743
Redeemable Limited Partner Units (at cost)	145,353	146,167	156,150	171,397

Total capital and Redeemable Limited Partner Units	$5,264,702	$5,300,511	$5,333,099	$5,451,140

	2.76%	2.76%	2.93%	3.14%

Total permanent capital as if restated with mark-to-market adjustment	$5,078,779	$5,146,894	$5,068,705	$5,105,975
Redeemable Limited Partner Units (marked to market)	185,923	153,617	264,394	345,165

Total capital and Redeemable Limited Partner Units	$5,264,702	$5,300,511	$5,333,099	$5,451,140

	3.53%	2.90%	4.96%	6.33%

*	As reported amounts have been adjusted for APB 14-1.

In all future filings, the OP will revise its disclosure in footnote three as follows (specific references to accounting literature will be updated to reflect the codification when required):

The Limited Partners of the Operating Partnership as of September 30, 2009 include various individuals and entities that contributed their properties to the Operating Partnership in exchange for OP Units, as well as the equity positions of the holders of LTIP Units. Subject to certain exceptions (including the “book-up” requirements of LTIP Units), the Limited Partners may exchange their Units with EQR for EQR Common Shares on a one-for-one basis. The carrying value of the Limited Partner Units is based on the proportional relationship between the carrying values of equity associated with General Partner Units relative to that of the Limited Partner Units. Net income is allocated to the Limited Partner Units based on the weighted average ownership percentage during the period.

As of September 30, 2009, the Operating Partnership evaluated the requirements of EITF Topic D-98, Classification and Measurement of Redeemable Securities (“EITF D-98”), with respect to the presentation within the equity section of the balance sheets with respect to Limited Partner Units. Although the Operating Partnership had classified all Limited Partner Units within “Partners’ Capital” in all of the Operating Partnership’s previously issued consolidated financial statements, the Operating Partnership has concluded that it is required to present a portion of these securities at the greater of carrying value or their fair market value at each balance sheet date outside of “Partners’ Capital” in the mezzanine section of the balance sheet. This immaterial error affects only the balance sheet presentation of the Operating Partnership’s equity accounts and has no impact on net income, earnings per OP Unit or cash flows for any period presented. Although the Operating Partnership believes that the effects of these adjustments are not material to its previously issued consolidated financial statements, the Operating Partnership has, and will in all future filings of its financial statements, adjust prior periods presented in the consolidated financial statements for comparability purposes and to conform to the Operating Partnership’s retrospective application of EITF D-98.

Mr. Jorge Bonilla

September 16, 2009

A portion of the Limited Partners’ Units are classified as mezzanine equity in accordance with EITF D-98 and EITF 00-19, Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company’s Own Stock (“EITF 00-19”), as they do not meet the requirements for permanent equity classification. The Operating Partnership has the right but not the obligation to make a cash payment to any and all holders of Limited Partner Units requesting an exchange from EQR. Once the Operating Partnership elects not to redeem the Limited Partner Units for cash, EQR is obligated to deliver EQR Common Shares to the exchanging limited partner. If EQR is required, either by contract or securities law, to deliver registered EQR Common Shares, such Limited Partner Units are referred to as “Redeemable Limited Partner Units”. EITF D-98 carries through an EITF 00-19 concept in that instruments that require settlement in registered shares can not be classified in permanent equity as it is not always completely within an issuer’s control to deliver registered shares. Therefore settlement in cash is assumed and that responsibility for settlement in cash is deemed to fall to the Operating Partnership as the primary source of cash for EQR, resulting in presentation in the mezzanine section of the balance sheet. The Redeemable Limited Partner Units are adjusted to the greater of carrying value or fair market value based on the Common Share price of EQR at the end of each respective reporting period as prescribed by EITF D-98. EQR has the ability to deliver unregistered EQR Common Shares for the remaining portion of the Limited Partner Units that are classified in permanent equity at September 30, 2009 and December 31, 2008.

The carrying value of the Redeemable Limited Partner Units is allocated based on the number of Redeemable Limited Partner Units in proportion to the number of Limited Partner Units in total. Such percentage of the total carrying value of Limited Partner Units which is ascribed to the Redeemable Limited Partner Units is then adjusted to the greater of carrying value or fair market value as described above. As of September 30, 2009, the Redeemable Limited Partner Units have a redemption value of approximately $          million, which represents the value of EQR Common Shares that would be issued in exchange with the limited partners of the Operating Partnership for Redeemable Limited Partner Units.

The following table presents the change in the redemption value of the Redeemable Limited Partner Units for the period ended September 30, 2009 (amounts in thousands):

2009

Balance at January 1,	$—
Change in market value	—
Change in carrying value	—

Balance at September 30,	$—

Mr. Jorge Bonilla

September 16, 2009

Should you have any questions or comments with respect to the foregoing, please do not hesitate to contact any of the undersigned at 312-474-1300.

Sincerely,

ERP OPERATING LIMITED PARTNERSHIP

By:	Equity Residential, its General Partner

/s/ Mark J. Parrell
Mark J. Parrell
Executive Vice President and Chief Financial Officer

/s/ Bruce C. Strohm
Bruce C. Strohm
Executive Vice President and General Counsel

/s/ Ian S. Kaufman
Ian S. Kaufman
First Vice President and Chief Accounting Officer

cc:	Philip Childs, Ernst & Young LLP
R. Neil Miller, DLA Piper LLP (US)
Josh Forgione, United States Securities and Exchange Commission
Brian Fields, United States Securities and Exchange Commission
Wilson Lee, United States Securities and Exchange Commission